Exhibit 99.2

DLocal Limited
Unaudited Consolidated Condensed Interim Financial Statements as of June 30, 2026 and for the six-month and three-month periods ended June 30, 2026 and 2025

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Comprehensive Income

		Six months ended		Three months ended
	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Continuing operations
Revenues	6	735,526	473,217	399,664	256,458
Cost of services	6	(489,692)	(289,453)	(272,514)	(157,573)
Gross profit		245,834	183,764	127,150	98,885

Technology and development expenses	7	(25,422)	(14,147)	(13,298)	(7,380)
Sales and marketing expenses	8	(19,811)	(11,977)	(9,892)	(4,842)
General and administrative expenses	8	(79,117)	(51,327)	(36,460)	(27,003)
Impairment (loss)/gain on financial assets	17	(2,210)	(1,801)	(1,430)	(1,415)
Other operating loss		(2,341)	(2,902)	(1,909)	(2,480)
Operating profit		116,933	101,610	64,161	55,765

Finance income	11	15,824	23,338	5,067	11,110
Finance costs	11	(8,355)	(20,154)	(2,757)	(14,895)
Inflation adjustment	11	(2,869)	(1,869)	(1,483)	(984)
Other results		4,600	1,315	827	(4,769)

Profit before income tax		121,533	102,925	64,988	50,996
Income tax expense	12	(24,822)	(13,450)	(10,213)	(8,188)
Profit for the period		96,711	89,475	54,775	42,808

Profit attributable to:
Owners of the Group		96,612	89,440	54,638	42,810
Non-controlling interest		99	35	137	(2)
Profit for the period		96,711	89,475	54,775	42,808

Earnings per share
Basic Earnings per share	14	0.33	0.31	0.19	0.15
Diluted Earnings per share	14	0.33	0.30	0.18	0.14

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		4,852	7,829	1,805	4,303
Other comprehensive income for the period, net of tax		4,852	7,829	1,805	4,303
Total comprehensive income for the period		101,563	97,304	56,580	47,111

Total comprehensive income for the period is attributable to:
Owners of the Group		101,462	97,184	56,520	47,010
Non-controlling interest		101	120	60	101
Total comprehensive income for the period		101,563	97,304	56,580	47,111
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

1

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Financial Position
As of June 30, 2026 and December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Financial Position

	Notes	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	15	794,943	719,897
Financial assets	16	79,214	99,089
Trade and other receivables	17	1,149,456	572,024
Derivative financial instruments	22	169	140
Other assets	18	25,055	29,607
Total current assets		2,048,837	1,420,757
Non-current assets
Trade and other receivables	17	24,737	25,982
Deferred tax assets		4,173	7,666
Property, plant and equipment		3,864	3,985
Right-of-use assets		2,752	2,995
Intangible assets	19	94,850	73,965
Goodwill	27	6,550	—
Other assets	18	5,782	5,614
Total non-current assets		142,708	120,207
TOTAL ASSETS		2,191,545	1,540,964

LIABILITIES
Current liabilities
Trade and other payables	20	1,554,943	854,436
Lease liabilities		1,113	1,076
Tax liabilities	21	19,351	21,500
Derivative financial instruments	22	1,928	1,567
Financial liabilities	23	64,632	86,898
Provisions	24	759	433
Total current liabilities		1,642,726	965,910
Non-current liabilities
Deferred tax liabilities		6,676	3,316
Lease liabilities		1,626	2,309
Total non-current liabilities		8,302	5,625
TOTAL LIABILITIES		1,651,028	971,535

EQUITY
Share capital	14	576	590
Share premium		—	7,097
Treasury shares		—	—
Capital reserve		55,453	42,641
Other reserves		(11,035)	(15,885)
Retained earnings		495,254	534,818
Total equity attributable to owners of the Group		540,248	569,261
Non-controlling interest		269	168
TOTAL EQUITY		540,517	569,429
TOTAL EQUITY AND LIABILITIES		2,191,545	1,540,964
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

2

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Changes in Equity
For the six-month period ended June 30, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Changes in Equity

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total equity
Balance as of January 1st, 2026		590	7,097	—	42,641	(15,885)	534,818	569,261	168	569,429
Comprehensive income for the period:
Profit for the period		—	—	—	—	—	96,612	96,612	99	96,711
Exchange difference on translation on foreign operations		—	—	—	—	4,850	—	4,850	2	4,852
Total comprehensive income for the period		—	—	—	—	4,850	96,612	101,462	101	101,563
Transactions with Group owners in their capacity as owners:
Share-options exercise	14	—	—	—	257	—	—	257	—	257
Share-based payments net of forfeitures	9	—	—	—	12,555	—	—	12,555	—	12,555
Repurchase of shares	14	(14)	—	(86,062)	—	—	—	(86,076)	—	(86,076)
Treasury shares cancellation	14	—	(7,097)	86,062	—	—	(78,965)	—	—	—
Dividends paid	14	—	—	—	—	—	(57,211)	(57,211)	—	(57,211)
Transactions with Group owners in their capacity as owners		(14)	(7,097)	—	12,812	—	(136,176)	(130,475)	—	(130,475)
Balance as of June 30, 2026		576	—	—	55,453	(11,035)	495,254	540,248	269	540,517

Balance as of January 1st, 2025		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Comprehensive income for the period
Profit for the period		—	—	—	—	—	89,440	89,440	35	89,475
Exchange difference on translation on foreign operations		—	—	—	—	7,744	—	7,744	85	7,829
Total comprehensive income for the period		—	—	—	—	7,744	89,440	97,184	120	97,304
Transactions with Group owners in their capacity as owners
Share-options exercise	14	1	3,949	—	(3,010)	—	—	940	—	940
Share-based payments net of forfeitures	9	—	—	—	10,931	—	—	10,931	—	10,931
Dividends paid		—	—	—	—	—	(149,982)	(149,982)	—	(149,982)
Warrant Exercise	14	16	2,102	—	(2,118)	—	—	—	—	—
Transactions with Group owners in their capacity as owners		17	6,051	—	5,803	—	(149,982)	(138,111)	—	(138,111)
Balance as of June 30, 2025		587	192,820	(200,980)	39,241	(13,190)	429,482	447,960	220	448,180
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

3

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Cash Flows
For the six-month period ended June 30, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Cash Flows

	Notes	June 30, 2026	June 30, 2025
Cash flows from operating activities
Profit before income tax		121,533	102,925
Adjustments:
Interest income from financial instruments	11	(15,657)	(11,083)
Interest charges for lease liabilities	11	110	82
Other interests charges		6,760	2,452
Finance expense related to derivative financial instruments		3,632	3,591
Amortization of intangible assets	10	14,390	9,639
Depreciation and disposals of property, plant and equipment and right-of-use assets	10	1,261	1,188
Share-based payment expense, net of forfeitures	9	12,555	10,931
Net exchange differences		(2,147)	13,908
Fair value gain on financial assets at FVPL	11	(167)	(12,134)
Other operating loss		2,341	2,902
Net Impairment loss/(gain) on financial assets	17	2,210	1,801
Inflation adjustment and other financial results		5,050	9,265
		151,871	135,467
Changes in working capital
(Increase)/Decrease in trade and other receivables		(580,738)	8,036
(Increase)/Decrease in other assets		(18,544)	2,200
Increase in trade and other payables		700,507	93,294
(Decrease) / Increase in tax liabilities		2,316	(1,963)
Increase in provisions		326	44
Cash generated from operating activities		255,738	237,078
Income tax paid		(22,434)	(17,206)
Net cash generated from operating activities		233,304	219,872

Cash flows from investing activities
Acquisitions of property, plant and equipment		(763)	(1,460)
Additions of intangible assets	19	(18,886)	(14,486)
Acquisitions of financial assets		(92,040)	(133,464)
Collections of financial assets		111,123	133,970
Interest collected from financial instruments		15,657	11,083
Cash acquired in a business combination	27	791	—
Payments for investments in other assets at FVPL	18	—	(12,500)
Net cash generated from / (used in) investing activities		15,882	(16,857)

Cash flows from financing activities
Dividends paid		(57,211)	(149,982)
Repurchase of shares	14	(86,062)	—
Share-options exercise received	14	257	940
Net proceeds from financial liabilities		(22,266)	12,014
Interest payments on financial liabilities		—	(6,001)
Interest payments on lease liability		(110)	(82)
Principal payments on lease liability		(366)	(1,141)
Finance expense paid related to derivative financial instruments		(3,300)	(5,080)
Other finance expense paid		(6,864)	(2,113)
Net cash used in financing activities		(175,922)	(151,445)

Net increase in cash flow		73,264	51,570

Cash and cash equivalents at the beginning of the period		719,897	425,172
Effects of exchange rate changes and inflation on cash and cash equivalents		1,782	197
Cash and cash equivalents at the end of the period		794,943	476,939

Non-cash transactions
Intangible asset and Goodwill acquired through a decrease in other assets at FVPL	15.1	23,742	—
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

4

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Notes to Unaudited Consolidated Condensed Interim Financial Statements
1. General information and significant events of the period
1.1. General information
DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”). On April 14, 2021 the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.
The Group processes payment transactions, enabling merchants generally located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Condensed Interim Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.
The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These Unaudited Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries.
The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, where applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa. In December 2024, the Group achieved a significant advancement by obtaining a license in the United Kingdom as an Authorized Payment Institution (API), further enhancing its global regulatory framework.
In addition, the Group is subject to laws aimed at preventing money laundering, corruption, and the financing of terrorism. This regulatory landscape is constantly evolving, as evidenced by the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the Fourth Anti-Money Laundering Directive (MLD4).
1.2. Significant events during the period
a)Class action lawsuits
On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.
On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.
On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs had until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In an order dated June 9, 2025, the court dismissed the complaint in its entirety against the Individual Defendants for failure to effectuate service. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief was filed on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. The First Department heard oral argument on Plaintiffs’ appeal on March 25, 2026 and, on April 16, 2026, issued a unanimous Decision and Order affirming the lower court’s dismissal Order in full. The deadline for Plaintiffs to file any motion for leave to reargue and/or for permission to appeal to the New York Court of Appeals passed on May 18, 2026 with no filings.

5

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and, on March 31, 2026, filed a notice of joinder in dLocal’s motion to dismiss.
Due to the preliminary posture of the above-described lawsuit as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matter. DLocal Limited intends to defend itself vigorously in this action. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.
b)Dividends
On May 13, 2026, the Company’s Board of Directors authorized and declared a cash dividend of an aggregate of US$57,211,274, equivalent to approximately US$0.1939 per share (subject to adjustment according to the number of shares outstanding as of the record date), to shareholders of record as of the close of the business day on May 27, 2026, paid on June 10, 2026.
2. Presentation and preparation of the Unaudited Consolidated Condensed Interim Financial Statements and significant accounting policies
2.1. Basis of preparation of Unaudited Consolidated Condensed Interim Financial Statements
These Unaudited Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2026, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.
These Unaudited Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”), except for the business combination and goodwill accounting policies adopted in this quarter as follows:
All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.
These Unaudited Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2026 were authorized for issuance by dLocal’s Board of Directors on August 11, 2026.
2.1.1 Business combination
Acquisitions of businesses are accounted for using acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair value of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

6

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

•deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 - Income taxes and IAS 19 - Employee Benefits; and
•Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace shared-based payment arrangements of the acquiree are measured in accordance with IFRS 2 - Share-based Payment.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired business, and the fair value of the acquirer’s previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquirer’s previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Non-controlling interests that are present ownership interest and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.
When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured as its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not quality as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 3 and IFRS 13, as appropriate, with the corresponding gain or loss being recognized in profit or loss.
When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the acquisitions and will be recognized as expense during the required service period.
2.1.2 Goodwill
Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to a unique cash generating unit (“CGU”).
Goodwill is not amortized and is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.
The Company has not recognized any impairment loss in the six-months period ended on June 30, 2026.
The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Unaudited Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period, except in relation to the fair value measurements arising from the business combination completed during the period, as further described in Note 27. Business Combination.

7

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

2.1.3    Crypto Assets
The Company may hold USD Coin (“USDC”) and Tether (“USDT”) (together as “Crypto Assets”) as transitory settlement assets within its payment processing operations. The Group does not hold stablecoins for investment purposes, treasury management or speculative purposes. Accordingly, the Company has elected the following accounting policy over crypto assets transactions:
•USDC: classified as a financial asset at fair value through profit or loss (FVPL) under IFRS 9 - Financial instruments. On initial recognition, USDC is measured at fair value (USD 1.00 per unit translated at the spot exchange rate). Subsequently, USDC is re-measured to fair value at each reporting date, changes in fair value are recognized as cost of service.
•USDT: classified as an intangible asset under IAS 38 - Intangible assets and measured at cost less accumulated impairment losses. USDT is not amortized (indefinite useful life) and is tested for impairment under IAS 36 at each reporting date. Impairment losses, when applicable, are recognized immediately in profit or loss as cost of services.
The crypto assets are held for short period, and only corresponding to merchant payment processing volume, additions and disposals are characterized by high turnover, large volumes and short-term periods. Inflows and outflows associated with payment volume transactions of the Company’s merchants are nearly immediately converted into cash. Inflows and outflows generated from USDC and USDT are classified within operating activities on a net proceeds basis.
The Company’s retained processing fees, when converted to fiat currency, constitute cash inflows to the Company, which are classified within operating activities on a net proceeds basis.
The Company has no balances in USDC or USDT as of June 30, 2026.
2.2. New accounting pronouncements
The accounting policies adopted in the preparation of the Unaudited Consolidated Condensed Interim Financial statements are consistent with those followed in the preparation of the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2025.
IFRS 9 – Financial Instruments and IFRS 7 Financial Instruments: Disclosure (effective on January 1, 2026)
On May 30, 2024, the IASB issued target amendments to IFRS 9 and IFRS 7. The amendments intend to:
•Clarify the period of recognition and derecognition of some financial assets and liabilities, with new exception for some financial liabilities settled through electronic cash transfer;
•Provides further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets)/ and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVTOCI”).
The Group adopted these amendments on 1 January 2026. The adoption did not have a material impact on the Group’s financial statements.
2.3. Impact of IFRS Accounting Standards issued but not yet applied by the Group
The following new standards, amendments to standards and interpretation of IFRS issued by the IASB were not adopted since they are not effective for the issuance of the Unaudited Consolidated Condensed Interim Financial Statements. The Company is assessing the impact of the standards and plans to adopt these new standards, amendments, and interpretation, if applicable, when they become effective.
IFRS 18 - Presentation and disclosure in financial statements (effective on January 1, 2027)
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

8

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The group is in the process of determining the impact on the group of applying IFRS 18, which will be followed by a transition plan to report our first IFRS 18-compliant interim financial statements for the period ending March 31, 2027 and annual financial statements for the period ending 31 December 2027. It is also expected that the cash flow statement will be impacted, because interest and dividends received and finance costs paid are required to each be presented in a single category.
The group currently presents an operating profit subtotal. The group is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. Furthermore, the new aggregation and disaggregation requirements will lead into changes to present the most useful structured summary.
The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
At each subsequent reporting period, the group will provide an update on the progress towards transition to IFRS 18.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures and amendment (effective on January 1, 2027)
Issued on May 9, 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.
Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency
Issued in November 2025, the IASB amended IAS 21 to clarify the translation requirements when an entity presents its financial statements in the currency of a hyperinflationary economy while its functional currency, or the functional currency of a foreign operation, is not hyperinflationary. The amendments provide guidance on how such financial statements should be translated in these circumstances.
The Group does not expect this amendment to have an impact on its operations or financial statements.
3. Accounting estimates and judgments
Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The accounting estimates and judgments adopted in these Unaudited Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and the corresponding interim reporting period, except in relation to the fair value measurements arising from the business combination completed during the period, as further described in Note 27. Business Combination.
4. Consolidation of subsidiaries
DLocal Limited is the Group parent and acts as a holding company for all subsidiaries. Its principal sources of revenue include dividends from subsidiaries and profit-sharing payments from subsidiary partnerships. dLocal’s main activity is the processing of cross-border and local payments, enabling international merchants to access end customers in emerging markets.
There were no changes since December 31, 2025 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these Unaudited Consolidated Condensed Interim Financial Statements. During the six-month period ended June 30, 2026, Dlocal Netherlands BV was incorporated in Netherlands, with a 100% ownership by the Group. The Group has determined that the incorporation of this subsidiary during 2026 do not constitute a business combination according to IFRS 3.
On February 27, 2026, the Company acquired 100% of the issued shares and obtained control of Mint Code Solutions S.A., Cameroon, refer to Note 27. Business Combination.

9

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

5. Segment reporting
The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) which is the group’s executive team represented by executive officers and directors. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.
The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue and Operating Profit as disclosed in the Statement of Comprehensive Income . Effective from January 1, 2026, operating profit is used as a performance measure by the Executive Team. Adjusted EBITDA and Adjusted EBITDA margin are no longer used as measures of segment performance.
The Group’s revenue, operating profit and assets for this one reportable segment can be determined by reference to the Unaudited Consolidated Condensed Interim Statement of Comprehensive Income and Unaudited Consolidated Condensed Interim Statement of Financial Position.
As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Group’s revenues.
Revenue breakdown by region and country
The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 60 countries, where its merchant customers operate.
The following table presents the Group’s revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of total revenues.

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
LatAm	589,116	365,605	326,630	202,709
Brazil	148,010	81,410	90,176	46,991
Argentina	130,130	59,882	68,918	31,637
Mexico	130,396	82,371	74,716	45,660
Other countries	180,580	141,942	92,820	78,421
Non-LatAm	146,410	107,612	73,034	53,749
Total	735,526	473,217	399,664	256,458
During the six months ended June 30, 2026 and 2025, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. dLocal does not engage with or provide services directly to the end-users of its merchants.
Revenue with large customers
For the six months ended June 30, 2026 and 2025, the Group’s revenue from its top 10 merchants represented 61% of revenue. For the six months ended June 30, 2026, two merchants (none for the six months ended June 30, 2025) individually accounted for more than 10% of the total revenue.
Non-current assets by country
The Company does not have any non-current assets located in the Cayman Islands.
Material non-current assets are the intangible assets described in Note 19. Intangible Assets.

10

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

`6. Revenues and Cost of Services
(a)Revenue and Gross profit description
dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.
The breakdown of revenue from contracts with customers per type of service is as follows:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Transaction revenues (i)	693,226	463,373	377,903	249,072
Finance income (ii)	12,297	2,652	6,844	2,652
Other revenues (iii)	30,003	7,192	14,917	4,734
Revenues from payment processing	735,526	473,217	399,664	256,458
Cost of services	(489,692)	(289,453)	(272,514)	(157,573)
Gross profit	245,834	183,764	127,150	98,885
(i)Transaction revenues consist of processing, foreign exchange, installment, chargebacks, refunds and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed
(ii)Starting June 30, 2026, the Company decided to present finance income separately which was previously reported within transaction revenue. Finance income mostly comprised of income recognized as per advancement fee charged on early payment of payables to Merchants.
(iii)Other revenues are comprised mainly of fees related to transactional taxes, minimum monthly fees, transfer fees and initial setup fees. Other revenues are recognized at a point in time when the performance obligation is satisfied.
(b)Revenue recognized at a point in time and over time
Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the six months ended June 30, 2026 and 2025.
(c)Cost of services
Cost of services are composed of the following:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Processing costs (i)	468,932	273,648	262,084	149,319
Hosting expenses (ii)	6,516	5,204	3,492	2,645
Amortization of intangible assets (iii)	11,791	8,590	5,670	4,530
Salaries and wages (iv)	2,453	2,011	1,268	1,079
Total	489,692	289,453	272,514	157,573
(i)Include fees financial institutions (e.g., banks, local acquirers, or payment method providers) charge the Group, typically as a percentage of the transaction value (but in certain cases, as a fixed fee such as in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to effect of hedging results see Note 22. Derivative financial instruments.
(ii)Expenses related to hosting services for the Group’s payment platform.
(iii)Represents the amortization of capitalized internally-generated software (i.e., dLocal’ s payment platform). For further detail refer to Note 19. Intangible Assets.
(iv)Consists of salaries and wages of employees and contractors directly involved in our day-to-day operations. For further detail refer to Note 9. Employee Benefits.

11

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

7. Technology and development expenses
Technology and development expenses consist of the following:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Salaries and wages (i)	13,423	7,529	6,798	4,288
Software licenses (ii)	5,008	3,032	3,112	1,557
Infrastructure expenses (iii)	3,871	1,900	2,304	905
Information and technology security expenses (iv)	1,116	274	366	24
Other technology expenses	2,004	1,412	718	606
Total	25,422	14,147	13,298	7,380
(i)Consists primarily of compensation of full-time equivalents, or FTEs, engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(ii)Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)Represents costs incurred to monitor the security of our network and platform.
8. Sales and marketing expenses and General and administrative expenses
Sales and marketing expenses and General and administrative expenses are comprised of the following:

	Six months ended		Three months ended
Sales and marketing expenses	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Salaries and wages (i)	15,419	9,509	7,639	3,828
Marketing expenses (ii)	4,392	2,468	2,253	1,014
Total	19,811	11,977	9,892	4,842

General and administrative expenses	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Salaries and wages (iii)	42,630	29,415	21,574	15,068
Third-party services (iv)	15,601	10,806	7,792	6,032
Other operating expenses (v)	20,886	11,106	7,094	5,903
Total	79,117	51,327	36,460	27,003
(i)Represents salaries and wages related to FTE’s in the Group’s sales and marketing department. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(ii)Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.
(iii)Represents salaries and wages related to administrative FTE’s. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(iv)Includes advisors’ fees, legal fees, auditors’ fees and human resources’ fees.
(v)Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.
During the six-months period ended on June 30, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9.699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5.296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4.403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period.
9. Employee benefits
Employee benefits costs are comprised of the following:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Salaries, wages and contractor fees (i)	80,158	51,579	40,362	27,046
Share-based payments (ii)	12,555	10,931	6,489	4,911
Total	92,713	62,510	46,851	31,957

12

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(i)Salaries, wages and contractor fees include social security costs and annual bonuses. This line also includes US$18,887 for the six months ended June 30, 2026 (US$14,046 for the six months ended June 30, 2025) related to capitalized salaries and wages.
(ii)Represents compensation expenses from share-based arrangements settled in the Group’s common shares. For further information refer to Note 13. Share-based payments.
10. Amortization and depreciation
Amortization and depreciation expenses are composed of the following:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Amortization of intangible assets	14,390	9,639	7,328	5,055
Amortization of right-of-use assets	378	334	189	171
Depreciation of property, plant & equipment	883	629	419	314
Total	15,651	10,602	7,936	5,540
For further information related to amortization of intangible assets refer to Note 19. Intangible Assets.
11. Other results
Other results is composed of the following categories:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest income from financial instruments (i)	15,657	11,083	5,067	5,977
Fair value gains of financial assets at FVPL (i)	167	12,255	—	5,133
Finance income	15,824	23,338	5,067	11,110

	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Finance expense related to derivative financial instruments (ii)	(3,632)	(3,591)	(2,932)	(3,177)
Other finance expenses (iii)	(4,613)	(16,481)	228	(11,677)
Interest charges for lease liabilities (iv)	(110)	(82)	(53)	(41)
Finance costs	(8,355)	(20,154)	(2,757)	(14,895)
Inflation adjustment (v)	(2,869)	(1,869)	(1,483)	(984)
Total	4,600	1,315	827	(4,769)

(i)Includes interest income from short-term liquid financial instruments and financial assets at amortized cost, and fair value gains and losses from financial assets measured at fair value through profit and loss. For further detail refer to Note 16. Financial assets.
(ii)Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance costs. For further information refer to Note 22. Derivative financial instruments.
(iii)Represented by net effects of foreign exchange results and the fair value losses of other assets. For the six-month period ended June 30, 2025, this line was mainly represented by net foreign exchange results arising from an intra-group loan denominated in U.S. dollars between subsidiaries located in Argentina and Malta, which was fully settled in September 2025 and therefore no longer impacts the current period. For further detail, refer to Note 25. Related Parties.
(iv)Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)As required by IAS 29, Group’s Argentina and Ghana subsidiaries were considered hyperinflationary economies, due to the materiality, only the financial statements of the Group’s Argentina subsidiaries were restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the six months ended June 30, 2026 and 2025.
12. Income tax
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the six months ended June 30, 2026 is 20.4%, compared to 13.1% for the six months ended June 30, 2025. The effective income tax rate increase is explained by: (i) an increase in the results of subsidiaries located in countries where the income tax rate is higher; and (ii) the recognition of income tax expense related to adjustments on certain tax assessments for prior years, resulting in an income tax impact of US$5,296.

13

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The income tax charge recognized in profit and loss is the following:

	Six months ended		Three months ended
Current income tax	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current income tax on profits for the period	(17,969)	(11,984)	(2,886)	(6,625)
Total current income tax expense (i)	(17,969)	(11,984)	(2,886)	(6,625)

Deferred income tax	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
(Decrease)/increase in deferred income tax assets	(3,493)	594	(6,078)	493
(Increase)/decrease in deferred income tax liabilities	(3,360)	(2,060)	(1,249)	(2,056)
Total deferred income tax (expense)/benefit	(6,853)	(1,466)	(7,327)	(1,563)
Income tax expense	(24,822)	(13,450)	(10,213)	(8,188)

(i) Includes US$5.296 related to income tax (and related interest) as mentioned in the Note 8. Sales and marketing expenses and General and administrative expenses, footnote (v).
13. Share-based payments
During the six months ended June 30, 2026, the Group granted new restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.
Set out below are summaries of restricted share units and share options granted under the plan:

	June 30, 2026		December 31, 2025
	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs
At the beginning of the period	3.73	7,641,161	5.32	7,507,841
Granted during the period	0.002	674,673	0.002	1,905,684
Exercised during the period	0.168	(286,145)	6.89	(1,299,314)
Forfeited during the period	0.002	(30,538)	13.18	(473,050)
At the end of the period	3.56	7,999,151	3.73	7,641,161
Vested and exercisable at the end of the period	6.68	2,471,337	7.84	1,652,474
No options expired during the periods covered by the above table.
As of June 30, 2026, the Group has 180,000 Performance Share Units (“PSUs”), 5,974,387 Restricted Stock Units (RSUs), and 1,844,760 Stock Options outstanding.
For the six months ended June 30, 2026, total compensation expense of the plans was US$12,555 (for the six months ended June 30, 2025 US$10,931) as presented in Note 9. Employee Benefits.
14. Capital management
(a)Share capital
At the date of this interim report, the total authorized share capital of the Group was US$3,000,000 divided into 1,500,000,000 shares par value US$0.002 each, of which:
•1,000,000,000 shares are designated as Class A common shares (“Class A Common Shares”); and
•250,000,000 shares are designated as Class B common shares (“Class B Common Shares”).
The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

14

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.
Authorized shares, as well as issued and fully paid-up shares, are presented below:

	June 30, 2026		June 30, 2025
	Amount	US$	Amount	US$
Issued and fully paid up shares of US$0.002 each
Class A common shares	172,183,455	344	164,649,324	329
Class B common shares	116,233,376	232	129,054,192	258
	288,416,831	576	293,703,516	587
Share capital evolution
Share capital as of January 1	294,931,956	590	285,475,136	570
i) Issue of common shares at US$0.002	372,690	1	260,099	1
ii) Shares cancellation (1)	(6,887,815)	(15)	—	—
iii) Warrant exercise	—	—	7,968,281	16
Share capital as of June 30	288,416,831	576	293,703,516	587
(1) Comprises 6,887,815 Class A common shares repurchased and cancelled under the Company's share repurchase program (refer to Note (c) Treasury Shares below).
b) Share premium
For the six months ended June 30, 2026 and 2025, dLocal issued 372,690 and 260,099 new Class A Common Shares receiving total proceeds of US$257 and US$940, respectively, related to the vesting of restricted stock units and the exercise of share-options.
(c) Treasury Shares
On March 13, 2026, the Company's Board of Directors authorized a new share repurchase program to purchase up to US$300 million of Class A common shares, expiring at the earliest of March 19, 2027 or upon reaching the US$300 million repurchase limit. The same resolution authorized the cancellation of the shares repurchased under the program.
During the six-month period ended June 30, 2026, the Company repurchased 6,887,815 Class A common shares at an average price of US$12.49 per share, amounting to a total consideration of US$86,062. The repurchased shares were held as treasury shares and accounted for at cost.
All 6,887,815 shares repurchased under the program were cancelled during the period. The total amount of US$86,062 related to these shares was deducted for an amount of US$7,097 from Share Premium until it was fully utilized, and the remaining US$78,965 was charged to Retained Earnings. As of June 30, 2026, the Company held no treasury shares in respect of this program.

15

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(d) Capital reserve
The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 13. Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2025. As of June 30, 2026, the movement in the Capital reserve was US$12,812 which is comprised of US$12,555 increase related to share-based expenses and US$257 decrease related to exercise and vesting of shares per the share-based plan.
(e) Other Reserves
The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.
(f) Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six months period ended of June 30:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Profit attributable to common shareholders (U.S. Dollars)	96,612,862	89,439,548	54,638,314	42,810,218
Weighted average number of common shares	289,338,549	287,565,062	288,040,785	289,578,429
Adjustments for calculation of diluted earnings per share (1)	7,648,593	13,463,085	7,832,325	11,543,051
Weighted average number of common shares for calculating diluted earnings per share	296,987,141	301,028,147	295,873,110	301,121,480
Basic earnings per share	0.33	0.31	0.19	0.15
Diluted earnings per share	0.33	0.30	0.18	0.14
(1)For the six months ended June 30, 2026, the adjustment corresponds to the dilutive effect of 7,648,593 average shares related to share-based payment plans with employees. For the six months ended June 30, 2025, the adjustment corresponds to: i) 6,073,435 average shares related to share-based payment warrants; and ii) 7,389,650 average shares related to share-based payment plans with employees.
15. Cash and cash equivalents
Cash and cash equivalents breakdown is presented below:

	June 30, 2026	December 31, 2025
Corporate cash and cash equivalents	369,088	424,498
Merchant cash and cash equivalents (i)	425,855	295,399
Total	794,943	719,897
As of June 30, 2026, US$794,943 (US$719,897 on December 31, 2025) represents cash on hand, demand deposits and other short-term liquid financial instruments.
(i)Merchant cash and cash equivalents includes freely available funds which belong to the merchants or their customers but are held by the Company.

15.1 Non-cash transactions
The following table shows a detail of significant non-cash transactions occurred in the six-period ended on June 30, 2026:

16

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

	June 30, 2026	June 30, 2025
Intangible asset and Goodwill acquired through a decrease in other assets at FVPL (i)	23,742	—
(i) Refer to note 27. Business Combination

17

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

16. Financial assets
(a)Classification of financial assets
Financial assets include the following:
Financial assets at Fair Value through Profit or Loss:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	June 30, 2026 (i)	December 31, 2025 (i)
Argentina Treasury Notes	D16E6		Jan-26	0.0%	Dollar linked	—	9,139
Brazil Money Market	LFT	*	Apr-25	Selic + 0.08%	—	—	1,757
						—	10,896
*Stabilization Reference Coefficient adjusted by inflation
Financial assets at Amortized Cost:

Instrument	Reference	Maturity date	Interest rate (%)	Linked with	June 30, 2026(i)	December 31, 2025(i)
US Treasury Bonds	US912797RU32	Feb-26	0.0%	—	—	16,759
US Treasury Bonds	US912797QN08	May-26	3.4%	—	—	48,244
US Treasury Bonds	US912797QX89	Jun-26	3.2%	—	—	7,563
US Treasury Bonds	US912797SW88	May-26	3.22%	—	—	7,563
US Treasury Bonds	US912797RF64	Jul-26	3.2%	—	7,683	7,563
US Treasury Bonds	US912797RG48	Aug-26	3.29%	—	5,704	—
US Treasury Bonds	US912797SA68	Oct-26	3.36%	—	6,680	—
US Treasury Bonds	US912797SK41	Oct-26	3.41%	—	6,545	—
US Treasury Bonds	US912797SU23	Nov-26	3.40%	—	6,542	—
US Treasury Bonds	US912797TC16	Dec-26	3.57%	—	15,336	—
US Treasury Bonds	US912797TF47	Jul-26	3.27%	—	4,822	—
US Treasury Bonds	US912797TP29	Jul-26	3.28%	—	5,705	—
US Treasury Bonds	US912797TQ02	Jul-26	3.30%	—	5,705	—
US Treasury Bonds	US912797UG01	Sep-26	3.33%	—	6,331	—
US Treasury Bonds	US912797UJ40	Oct-26	3.38%	—	6,680	—
US Treasury Bonds	US912797TC16	Dec-26	3.57%	—	981	—
Banco Diners	C049001	Nov-26	5.7%	—	500	501
					79,214	88,193
					79,214	99,089
(i) As of June 30, 2026 and December 31, 2025, certain financial assets with a carrying amount of US$59,267 and US$74,478, respectively, were held as security for the borrowings detailed in Note 23. Financial liabilities.

(b)Amounts recognized in profit or loss
Information about the Group’s impact on profit or loss of bonds is discussed in Note 11. Other Results
(c)Risk exposure and fair value measurements
As of December 31, 2025, the Group’s financial assets at fair value through profit or loss consisted of Argentina Treasury Notes that are listed on the Argentinean Stock Exchange (Bolsas y Mercados Argentinos - BYMA). As of June 30, 2026, the Group held no financial assets measured at FVPL.

18

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

17. Trade and other receivables
Trade and other receivables of the Group are composed of the following:

Current	June 30, 2026	December 31, 2025
Trade receivables	1,087,621	521,736
Loss allowance	(2,863)	(856)
Trade receivables net	1,084,758	520,880
Advances and other receivables	64,698	51,144
Total Current Trade and other receivables	1,149,456	572,024

Non-current
Advances and other receivables	24,737	25,982
Total Non-current Trade and other receivables	24,737	25,982
Trade receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and collection entities for services performed that will be collected in less than one year. As a result, they are classified as current. All Trade and other receivables have been assigned a “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.
Advances and other receivables include payments made in advance as well as tax credits.
Loss allowance and impairment losses
The following table presents the evolution of the loss allowance:

	June 30, 2026	June 30, 2025
As of January 1	(856)	(148)
(Increase)/decrease in loss allowance for trade receivables	(3,851)	(1,801)
Write-off	1,844	885
As of June 30	(2,863)	(1,064)
Net impairment (loss)/gain for trade receivables	(2,210)	(1,801)
For purposes of initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.
To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.
The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.4% for the six months ended June 30, 2026 (0.3% in the six months ended June 30, 2025).

19

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

18. Other assets
Other assets are composed of the following:

Current	June 30, 2026	December 31, 2025
Money held in escrow and guarantees due to: (i)	24,561	5,081
– Banks and regulatory requirements (ii)	18,143	3,646
– Processors and others requirements	6,410	1,427
– Credit card requirements	8	8
Rental guarantees	85	14
Other financial asset measured at FVPL (iii)	409	24,512
Total Current Other assets	25,055	29,607
Non current
Other financial asset measured at FVPL (iv)	5,782	5,614
Total Non-current Other assets	5,782	5,614
(i)Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. It also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.
(ii)As of June 30, 2026, this balance mainly relates to restricted cash subject to regulatory requirements in Egypt and Morocco.
(iii)In December 2024 and June 2025, dLocal entered into short-term credit facility agreements with Aza Finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, as a working capital facility at 7% and 15% annual interest rates. These agreements encompassed a call option (the "Call Option") that granted dLocal the right to acquire designated entities or groups of assets from the borrower group.On January 6, 2026, the Company exercised the Call Option, and On February 27, 2026, acquired and obtained control as disclosed in Note 27. Business Combination.
(iv)The financial asset measured at FVPL relates to amounts contractually due from a third-party payment processor. During 2025, the Company reassessed the recoverable amount of this asset and recognized a fair value adjustment in financial results. As of June 30, 2026, the carrying amount totaled US$5,782 (US$5,614 as of December 31, 2025). The Company has formally initiated a legal claim against the third-party payment processor. While the legal proceedings are ongoing, dLocal continues to monitor developments and assess the recoverability of the remaining balance in accordance with the accounting policies and applicable accounting standards. The Company, together with its external legal counsel, continues to believe that it has good prospects of recovering the total amounts, including the written off (see Note 17. Trade and other receivables) and that this matter should not result in any material additional loss to the Company.
19. Intangible assets
Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	June 30, 2026				December 31, 2025
At January 1,	Internally generated software	Acquired intangible assets	Acquired in a business combination (ii)	Total	Internally generated software	Acquired intangible assets	Total
Cost	94,520	41,273	—	135,793	60,255	41,034	101,289
Accumulated amortization	(50,883)	(10,945)	—	(61,828)	(30,096)	(7,875)	(37,971)
Opening book value as of January 1	43,637	30,328	—	73,965	30,159	33,159	63,318
Additions (i)	18,887	—	16,388	35,275	34,265	239	34,504
Amortization of the year	(11,792)	(2,015)	(583)	(14,390)	(20,787)	(3,070)	(23,857)
Total as of period end	50,732	28,313	15,805	94,850	43,637	30,328	73,965

Cost	113,407	41,273	16,388	171,068	94,520	41,273	135,793
Accumulated amortization	(62,675)	(12,960)	(583)	(76,218)	(50,883)	(10,945)	(61,828)
(i)    The additions of internally generated software for the six months ended June 30, 2026 include US$18,887 related to capitalized salaries and wages (US$14,046 as of June 30, 2025).
(ii) Acquired in business combinations relates to identifiable intangible assets recognized in connection with business combinations, as further described in Note 27. Business Combination.

20

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

As of June 30, 2026, and December 31, 2025 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.
20. Trade and other payables
Trade and other payables are composed of the following:

	June 30, 2026	December 31, 2025
Trade payables	1,507,225	812,895
Accrued liabilities	3,597	3,418
Other payables	44,121	38,123
Total	1,554,943	854,436
Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.
Trade payables correspond to liabilities with Merchants, either related to pay-in transactions processed or pay-out pending at their request. Accrued liabilities mainly correspond to obligations with legal and tax advisors, as well as auditors. Other payables include general administrative expenses and other obligations.
21. Tax liabilities
The tax liabilities breakdown is as follows:

	June 30, 2026	December 31, 2025
Income tax payable	15,964	18,116
Other tax liabilities	3,387	3,384
Income tax perception	1,504	1,505
Digital services withholding VAT	1,883	1,879
Total	19,351	21,500

22. Derivative financial instruments
Derivative financial instruments: forward agreements
The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated statement of financial position at fair value and the impacts are recognized on profit or loss, as shown on the tables below.
The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

21

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of June 30, 2026	Outstanding balance as of At June 30, 2026 - Derivative financial assets / (liabilities)	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Future Contract	—	—	5,698	21
Buy US$
Indian Rupee	Non-delivery forwards	—	—	3,475	16
United Arab Emirates Dirham	Forward	—	—	900	—
Argentine Peso	Futures Contract	—	—	4,300	11
Peso filipino	Non-delivery forwards	—	—	4,500	4
Chilean Peso	Forward	8,288	2	—	—
Baht tailandés	Forward	4,793	84	—	—
West African CFA franc	Non-delivery forwards	1,000	19	—	—
Sell EUR
US Dollar	Forward	(14,854)	—	(15,294)	3
Sell US$
Brazilian Real	Non-delivery forwards	(9,062)	15	(10,961)	85
Turkish Lira	Forward	(7,027)	11	—	—
Southafrican Rand	Forward	(7,028)	38	—	—
Total			169		140
Liabilities
Buy EUR
US Dollar	Forward	38,658	(23)	31,874	(45)
US Dollar	Futures Contract	5,656	(73)	—	—
Buy US$

22

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of June 30, 2026	Outstanding balance as of At June 30, 2026 - Derivative financial assets / (liabilities)	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)
Turkish Lira	Forward	14,220	(114)	1,533	(31)
Moroccan Dirham	Forward	8,468	—	8,740	(167)
South African Rand	Forward	13,480	(73)	5,064	(27)
Brazilian Real	Non-delivery forwards	15,700	(99)	7,929	(142)
Egyptian Pound	Non-delivery forwards	16,834	(1,251)	12,908	(379)
Indian Rupee	Non-delivery forwards	6,294	(106)	—	—
Nigerian Naira	Non-delivery forwards	6,138	(20)	4,759	(179)
Pakistani Rupee	Non-delivery forwards	4,012	(77)	4,193	(30)
Vietnamese Dong	Non-delivery forwards	3,786	(89)	5,000	(48)
Saudi Riyal	Forward	—	—	4,504	(5)
Mexican Peso	Forward	—	—	5,407	(132)
Thai Baht	Forward	—	—	2,887	(8)
Mexican Peso	Futures Contract	—	—	10,864	(176)
Chilean Peso	Forward	—	—	27,128	(198)
Sell US$
Argentine Peso	Futures Contract	(2,000)	(3)	—	—

Total			(1,928)		(1,567)

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net gain/(loss) on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)	(421)	(1,336)	(2,650)	1,037
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)	(3,632)	(3,591)	(2,932)	(3,177)
(i) Classification of derivatives
Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.
23. Financial liabilities
The financial liabilities breakdown is as follows:

	June 30, 2026	December 31, 2025
Borrowings (i)	64,632	86,713
Bank overdraft (ii)	—	185
Total Financial liabilities (iii)	64,632	86,898

23

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(i)As of June 30, 2026 and December 31, 2025, the Group entered into borrowing agreements and, as of as of December 30, 2025, issued promissory notes denominated in Argentinean Pesos (AR$) with a financial institution in Argentina. The borrowing is agreed on a daily basis and pays an annual interest rate with reference to BADLAR, which represents the average interest rate on time deposits in Argentinean pesos published by the Central Bank of Argentina. The promissory notes have short-term maturities and interest at an annual rate referenced to TAMAR, the average lending rate in Argentine pesos published by the Central Bank of Argentina. The borrowings cost as of June 30, 2026 amounts to US$8,035 recognized in processing cost as merchant advances finance cost (see Note 11. Other results). As part of this financing, as of June 30, 2026 and December 31, 2025, certain financial assets for a carrying amount of US$59,267 and US$74,478, respectively, were held as security of this borrowing (see Note 16. Financial assets for additional information).
(ii)As of December 31, 2025, the Group recognized an overdraft balance at dLocal Chile related to a credit line agreement with Itaú Chile.
(iii)Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.
24. Provisions
(a) Current or potential proceedings for labor provisions and civil claims
The Group has been associated with civil and labor lawsuits that present risk of potential loss. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.
As of June 30, 2026, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is US$759. This amount includes provisions for labor contractor claims and civil claims.
(b) Movements in current or potential proceedings
Movements in current or potential proceedings are set out below:

	June 30, 2026	December 31, 2025
Carrying amount as of January 1	433	500
Reversal	(135)	(180)
Interest charges	—	4
Additions	461	109
Carrying amount as of June 30	759	433
(c) Other legal matters
(a)Class action lawsuits
On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.
On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

24

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs had until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In an order dated June 9, 2025, the court dismissed the complaint in its entirety against the Individual Defendants for failure to effectuate service. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief was filed on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. The First Department heard oral argument on Plaintiffs’ appeal on March 25, 2026 and, on April 16, 2026, issued a unanimous Decision and Order affirming the lower court’s dismissal Order in full. The deadline for Plaintiffs to file any motion for leave to reargue and/or for permission to appeal to the New York Court of Appeals passed on May 18, 2026 with no filings.
The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and, on March 31, 2026, filed a notice of joinder in dLocal’s motion to dismiss.
Due to the preliminary posture of the above-described lawsuit as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matter. DLocal Limited intends to defend itself vigorously in this action. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.
(b)Developments in Argentina
Argentina is subject to extensive foreign exchange regulations. We regularly consult with our legal advisors in Argentina regarding the applicability of these regulations to our operations. Additionally, in 2023, certain administrative and judicial inquiries were initiated concerning the Company’s Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with the Company’s legal advisors, the management believes that the subsidiary’s activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2026 regarding these matters.

25

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

25. Related parties
(a) Related Parties Transactions
In June 2023, Dlocal Argentina S.A. entered into a loan agreement with DLocal Group for a total amount of US$100,000, which currently matures in December 2025. In August 2024, Dlocal Argentina partially repaid the intra-group loan by transferring approximately US$69,100 worth of Argentine government bonds to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made a repayment of US$5,000, and in May 2025 an additional repayment of US$23,266. In September 2025, DLocal Group made a final repayment of US$11,639, thereby fully settling the outstanding balance. The primary impact on the Unaudited Consolidated Condensed Interim Financial Statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11. Other Results.
(b) Key Management compensation
The Group’s Executive Team and Director compensation was as follows:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Short-term employee benefits – Salaries and wages	3,304	9,233	1,655	4,847
Long-term employee benefits – Share-based payment	7,760	2,114	4,057	902
	11,064	11,347	5,712	5,749
(c) Transactions with other related parties
The following transactions occurred with related parties:

	Six months ended		Three months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Transactions with merchants – Revenues	3,288	466	1,563	284
Transactions with collection entities – Costs	(20,623)	(5,862)	(9,634)	(3,632)
Transactions with other related parties – Financial expenses (item (a)) (1)	—	(4,569)	—	(3,175)
(1)   Foreign exchange losses not eliminated on the Unaudited Consolidated Condensed Interim Financial Statements, refer to Note 11. Other results.
(d) Outstanding balances arising from transactions with other related parties
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2026	December 31, 2025
Balances with merchants – trade payables	(671)	(1,738)
Balances with collection entities – Trade payables	(65)	(65)
Balances with collection entities – Trade receivables	10,118	12,012
Balances with collection entities – Advances and other receivables	11,986	12,081
All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

26

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

26. Fair value hierarchy
The following tables show financial instruments recognized at fair value for the period ended June 30, 2026 and December 31, 2025, analyzed between those whose fair value is based on:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.
The table also includes financial instruments measured at amortized cost. The Group determined that the book value of such instruments approximates their fair value.

June 30, 2026	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and cash equivalents	37,842	757,101	794,943	—	—
Cash and demand deposit	—	757,101	757,101	—	—
Money market fund and others	37,842	—	37,842	—	—
Financial assets	—	79,214	79,214	—	—
Other assets	6,189	24,648	30,837	—	6,189
Trade and other receivables	—	1,174,193	1,174,193	—	—
Derivative financial instruments (1)	169	—	169	—	169
	44,200	2,035,156	2,079,356	—	6,358

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and cash equivalents	53,670	666,227	719,897	53,670	—
Cash and demand deposit	—	666,227	666,227	—	—
Money market fund and others	53,670	—	53,670	53,670	—
Financial assets	10,896	88,193	99,089	10,896	—
Other assets	30,126	5,095	35,221	—	30,126
Trade and other receivables	—	598,006	598,006	—	—
Derivative financial instruments (1)	140	—	140	—	140
	94,832	1,357,521	1,452,353	64,566	30,266

June 30, 2026	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(1,554,943)	(1,554,943)	—	—
Derivative financial instruments (1)	(1,928)	—	(1,928)	—	(1,928)
Financial liabilities	—	(64,632)	(64,632)	—	—
Lease liabilities	—	(2,739)	(2,739)	—	—
	(1,928)	(1,622,314)	(1,624,242)	—	(1,928)

27

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(854,436)	(854,436)	—	—
Derivative financial instruments (1)	(1,567)	—	(1,567)	—	(1,567)
Financial liabilities	—	(86,898)	(86,898)	—	—
Lease liabilities	—	(3,385)	(3,385)	—	—
	(1,567)	(944,719)	(946,286)	—	(1,567)
(1)The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.
There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended June 30, 2026 and December 31, 2025, the Group did not recognize any financial assets under level 3.
27. Business Combination
Background
On January 06, 2026, the Group exercised a call option originally entered on November 27, 2024. On February 27, 2026 (“Acquisition date”), all the precedent conditions, including all the regulatory approvals were obtained and the Group obtained control over Mint Code Solutions Cameroon (“Mint Code”) and the following assets pertaining to NeWurth S.A. (“NeWurth”), a Luxembourg-incorporated African fintech company operating under the brand “AZA Finance,” which provides fiat-to-fiat cross-border payment, treasury and FX services across the South African region (“The transaction”) :
•100% of issued share capital of Mint Code Solutions S.A., Cameroon (“Mint Code”) and Mint Code License;
•NeWurth’s intellectual property; and
•Customer relationships.
The acquisition was undertaken to enhance the Group’s cross-border payment capabilities and accelerate its strategic expansion across key African markets.
The Transaction was accounted for as a business combination in accordance with IFRS 3 Business Combinations, refer to the Group’s accounting policy in note 2.1.1 Business combination.
a) Consideration transferred
The total consideration transferred of US$23,742 was settled entirely through the extinguishment of NeWurth’s obligations under the Group’s credit facility agreements. No cash was paid to NeWurth. The consideration is comprised as follows:

Description	February 27, 2026
Outstanding credit facility principal amount as of acquisition date	22,285
Accrued and unpaid interest in the credit facility agreements	1,957
Trade payable Newurth’s subsidiary offset	(500)
Total consideration transferred	23,742
Pursuant to the Framework Agreement executed on 6 January 2026, the total outstanding credit facility and accrued interest under the facility agreements were irrevocably waived, released and discharged as full payment for the call option consideration. The total outstanding amount of US$24,242 was reduced by US$500 representing a trade payable owed by the Group to NeWurth’s subsidiary, which was offset against the total outstanding credit facility agreements, resulting in a net consideration of US$23,742.
b) Recognized amounts of identifiable assets acquired and liabilities assumed
The fair values of identifiable assets acquired, and liabilities assumed at the acquisition are as follows:

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DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At June 30, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Description	February 27, 2026
Intangible assets:
Customer relationships	14,220
Intellectual property	2,048
Mint code License	120
Total intangible assets	16,388
Other net identifiable assets:
Cash and cash equivalents	791
Prepaid expenses	22
Other current liabilities	(9)
Total other net identifiable assets	804
Total net identifiable assets	17,192
Goodwill (i)	6,550
Total consideration transferred	23,742
(i) The excess of the purchase consideration over the fair value of net identifiable assets acquired was recorded as goodwill in a total amount of US$6,550, primarily attributable to the significant synergies expected to arise from the acquisition, including the integration with NeWurth’s South African and other countries presence with the Group’s existing payment infrastructure. Goodwill will not be deductible for tax purposes.

The allocation of the purchase price for this acquisition has been prepared on a preliminary basis and changes to the allocation to certain assets and liabilities may occur as additional information becomes available throughout the measurement period, which according to IFRS 3, paragraph 45, will not exceed 12 months from the acquisition date.

c) Cash flow from acquisition

Description	February 27, 2026
Cash and cash equivalents acquired (Mint Code)	791
Cash consideration paid	—
Net cash inflow from acquisition	791
No cash was transferred to NeWurth as consideration, once the total consideration was paid through the credit facility agreements previously provided. The cash and cash equivalents acquired relate exclusively to the balance held by Mint Code Solutions S.A., Cameroon at the acquisition date.
d) Contribution to Group results
From the acquisition date February 27, 2026 to June 30, 2026 and for six-months period ended on June 30, 2026, the acquired NeWurth business contributed revenue and gross profit was not material.
e) Acquisition-related costs
Acquisition-related costs of US$326 have been recognized in other operating expenses in the condensed consolidated statement of profit or loss for the six months ended June 30, 2026 (US$2.320 acquisition-related costs in 2025). These costs are presented within operating cash flows in the condensed consolidated statement of cash flows.

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